[redacted]

08028005

.TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QA3 Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Valmont Plaza, Fourth Floor
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teri Shepherd 402-964-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Lutz & Company, PC
(Name – *if individual, state last, first, middle name*)

11837 Miracle Hills Drive (Address) Omaha (City) Nebraska (State) 68154 (Zip Code)

PROCESSED
MAR 24 2008 E
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/13

AB
3/20

OATH OR AFFIRMATION

I, Teri Shepherd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QA3 Financial Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
GREGORY BOLTON
My Comm. Exp. Nov. 6, 2011

Teri Shepherd
Signature

EVP & COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

QA3 FINANCIAL CORP.

(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2007

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

INDEX

	Page
Independent Accountants' Audit Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Earnings	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Information	
Independent Accountants' Audit Report on Supplemental Information	10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Accountants' Report on Internal Control	12-13

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(B).

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

SHAREHOLDERS
James D. Honz, Gary K. Witt, Ronald J. Nebbia, Mark F. Duren, W. Reed Samson, Jeffrey L. Snyder, Patrick C. Knowles, Sandra A. Lane, Shawn A. Wederquist, Steven P. Kenney, William W. Kenedy, Stephen C. Irlbeck, Susan S. Krause, Michael B. Mowat, Thomas J. Helligso, Corey M. Watton, David F. Horner, Kelly J. Martinson, Peter A. Froelicher, James J. Tichota, Stacy L. Watson

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C., as of December 31, 2007, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QA3 Financial Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2008

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS	
Cash and Cash Equivalents	$1,340,834
Concessions Receivable	2,265,771
Other Receivables	155,016
Prepaid Expenses	8,289
Due from Affiliate (Note 5)	99,670
Deposits with Clearing Organizations	35,000
Computer Software and Equipment, Net of Accumulated Depreciation of $150,732	24,894
TOTAL ASSETS	**$3,929,474**
LIABILITIES	
Accounts Payable	$ 26,477
Commissions Payable	2,849,214
Accrued Expenses and Other Liabilities (Note 6)	121,829
Income Taxes Payable	157,726
Deferred Income Taxes (Note 3)	19,600
Total Liabilities	3,174,846
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)	
STOCKHOLDER'S EQUITY	
COMMON STOCK	
$1 Par Value, Authorized 100,000 Shares Issued and Outstanding, 6,000 Shares	6,000
PAID IN CAPITAL (Note 5)	145,100
RETAINED EARNINGS	603,528
Total Stockholder's Equity	754,628
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$3,929,474**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2007

CONCESSION AND ADVISORY FEE REVENUES	$55,792,633
COMMISSIONS ON CONCESSION AND ADVISORY FEE REVENUES	49,708,197
NET CONCESSION REVENUES	6,084,436
OTHER REVENUES	
Other Operating Revenues	1,191,091
Interest Income	108,267
Total Other Revenues	1,299,358
NET REVENUES	7,383,794
EXPENSES (Note 5)	
Employee Compensation and Benefits	2,664,453
Advertising and Promotion	258,370
Bad Debts, Affiliate (Note 5)	715,603
Brokerage and Exchange Fees	502,207
Communication and Data Processing	193,812
Interest Expense	7,230
Miscellaneous	437,695
Occupancy	384,477
Office Expense	295,191
Professional Fees	567,208
Recruiting	302,154
Regulatory Fees	138,781
Total Expenses	6,467,181
Earnings before Provision for Income Taxes	916,613
PROVISION FOR INCOME TAXES (Note 3)	363,748
NET EARNINGS	**$ 552,865**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	--Common Stock -- Shares	Par Value	Paid In Capital	Retained Earnings	Affiliate Receivable	Total Stockholder's Equity
BALANCES, DECEMBER 31, 2006	6,000	$6,000	$ 5,704,947	$ 50,663	$(5,011,912)	$ 749,698
Net Earnings				552,865		552,865
Net Increase in Affiliate Receivable (Note 5)					(547,935)	(547,935)
Noncash Reduction in Affiliate Receivable (Note 5)			(5,559,847)		5,559,847	
BALANCES, DECEMBER 31, 2007	**6,000**	**$6,000**	**$ 145,100**	**$603,528**	**$**	**$ 754,628**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Earnings	$ 552,865
Adjustments to Reconcile Net Earnings to	
Net Cash Provided by Operating Activities	
Depreciation	18,358
Deferred Income Taxes	58,400
Changes in Operating Assets and Liabilities	
Increase in Concessions Receivable	(180,907)
Increase in Other Receivables	(31,944)
Increase in Prepaid Expenses	(4,117)
Increase in Accounts Payable	17,941
Increase in Commissions Payable	551,799
Increase in Accrued Expenses and Other Liabilities	12,838
Increase in Income Taxes Payable	9,010
Net Cash Provided by Operating Activities	1,004,243
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Software and Equipment	(4,549)
Increase in Due from Affiliate	(99,670)
Increase in Deposits with Clearing Organizations	(10,000)
Net Cash Used in Investing Activities	(114,219)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Increase in Affiliate Receivable	(547,935)
Net Increase in Cash and Cash Equivalents	342,089
Cash and Cash Equivalents, Beginning of Year	998,745
Cash and Cash Equivalents, End of Year	**$1,340,834**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 7,230
Income Taxes Paid	296,338
NONCASH INVESTING AND FINANCING ACTIVITIES	
Noncash Reduction in Affiliate Receivable	$5,559,847

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

QA3 Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Iowa corporation and a wholly owned subsidiary of QA3, L.L.C. ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions and other receivables are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

1. Summary of Significant Accounting Policies - Continued

Computer Software and Equipment Computer software and equipment are recorded at cost. Expenditures for additions and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The costs of assets disposed and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from disposals are recognized in the year of disposal. Depreciation is computed using the straight-line method over the estimated useful life of computer software and equipment ranging from 3 to 5 years.

Revenue Recognition Concessions and the related commissions and brokerage fees expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Advisory fees and the related commissions are recorded either weekly, monthly or quarterly based on a percent of the money under the management of the Company's registered representatives.

Income Taxes The Company follows the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Effective January 1, 2008, the Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation (See Note 3).

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain net capital of at least the greater of 6 2/3% of aggregate indebtness or $50,000. At December 31, 2007, the Company's net capital, as defined, was $350,422, which was $138,766 in excess of its required net capital of $211,656.

3. Income Taxes

Components of the provision for income taxes for the year ended December 31, 2007 are as follows:

	Federal	State	Total
Current	$242,729	$62,619	$305,348
Deferred	48,400	10,000	58,400
	$291,129	$72,619	$363,748

Net deferred income taxes included in the accompanying statement of financial condition as of December 31, 2007 includes the following components:

Deferred Income Tax Assets (Liabilities)	
Contribution Carryovers	$ 9,800
Temporary Differences	
Estimated Concessions Receivable	(20,500)
Depreciation	(8,900)
Net Deferred Income Tax Liability	$(19,600)

As described in Note 1, the Company elected to be taxed as an S Corporation effective January 1, 2008. Accordingly, the Company's deferred income tax liabilities will be eliminated through the provision for income taxes during the year ended December 31, 2008 and in the future years, there will no longer be a provision for income taxes.

4. 401(k) Profit Sharing Plan

The Company participates in a 401(k) profit sharing plan maintained by its Parent which covers substantially all employees upon completion of three months of service and attainment of 18 years of age. Matching and profit sharing contributions are made at the Company's discretion. The Company's 401(k) profit sharing costs were approximately $61,000 for the year ended December 31, 2007.

5. Related Party Transactions

Due from Affiliate
Due from affiliate represents amounts due from QA3 Financial, LLC, a sister company and a wholly owned subsidiary of the Company's Parent, for commissions paid to registered representatives on behalf of its sister.

Agreements with Parent
The Company has entered into agreements for services to be provided by its Parent and for the allocation of certain shared expenses incurred by its Parent. Under the terms of these agreements, the Company is charged for services when performed and allocated its portion of shared expenses when incurred, which amounted to $540,720 and $5,196,854, respectively, for the year ended December 31, 2007. Included in the allocation of shared expenses for the year ended December 31, 2007 was a bad debt allocation of $715,603 related to an uncollectible receivable from Financial Continuum, LLC, an affiliate of the Company and its Parent.

5. Related Party Transactions - Continued

Affiliate Receivable

The balance in the Company's affiliate receivable of $5,559,847 at December 31, 2007, including the net increase of $547,935 for the year ended December 31, 2007, was reduced by recording a noncash transaction against paid in capital.

6. *Commitments and Contingencies*

Majority Stockholder of Parent Loan Agreement

On November 22, 2006, the majority stockholder of the Company's Parent entered into a $2,719,607 installment loan agreement with a bank, payable in monthly installments of $57,753, including interest at 1.5% over the bank's index rate (7.25% at December 31, 2007), through November 2011. This loan is collateralized by the personal guarantee of this majority stockholder and the corporate guarantees of the Company's Parent and its sister companies, QA3 Financial, LLC and Quantum Insurance Design, L.L.C., both either wholly or majority owned subsidiaries of the Company's Parent. The Company has not guaranteed this loan, but anticipates that it will be required to make cash distributions in the future to cover all or a portion of the loan payments.

Settlement and Release Agreement

In January 2007, the Company's Parent entered into a settlement and release agreement with the Company's former president, who was also a minority stockholder of the Company's Parent. In accordance with the agreement, the former president will receive $650,000 for the redemption of his ownership interest in the Company's Parent, payable in monthly installments through October 2010. The Company anticipates that it will be required to make cash distributions in the future to cover all or a portion of the redemption payments and the remaining severance payments.

Legal Proceedings

The Company is party to three separate legal proceedings resulting from alleged professional negligence and breach of contract by the Company and certain current and former registered representatives of the Company. One of the legal proceedings has been filed in the California Superior Court, San Diego County based on a controversial investment of $250,000. The other two legal proceedings have been filed as FINRA arbitration cases based on controversial investments of $200,000 and $140,000. In the opinion of management and the Company's in-house legal counsel, disposition of these matters will not materially affect the Company's financial position or results of operations due to the fact that the Company has insurance coverage limiting its exposure under each claim to $25,000 including legal fees.

SUPPLEMENTAL INFORMATION

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

SHAREHOLDERS
James D. Honz, Gary K. Witt, Ronald J. Nebbia, Mark F. Duren, W. Reed Samson, Jeffrey L. Snyder, Patrick C. Knowles, Sandra A. Lane, Shawn A. Wederquist, Steven P. Kenney, William W. Kenedy, Stephen C. Irlbeck, Susan S. Krause, Michael B. Mowat, Thomas J. Helligso, Corey M. Watton, David F. Horner, Kelly J. Martinson, Peter A. Froelicher, James J. Tichota, Stacy L. Watson

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying financial statements of QA3 Financial Corp., a wholly owned subsidiary of QA3, L.L.C., as of and for the year ended December 31, 2007, and have issued our report thereon dated February 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2008

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 754,628
NONALLOWABLE ASSETS	
Concessions Receivable	71,062
Other Receivables	155,016
Prepaid Expenses	8,289
Due from Affiliate	99,670
Computer Software and Equipment, Net	24,894
Total Nonallowable Assets	358,931
OTHER DEDUCTIONS	45,275
NET CAPITAL	**$ 350,422**

AGGREGATE INDEBTEDNESS

Accounts Payable	$ 26,477
Commissions Payable	2,849,214
Accrued Expenses and Other Liabilities	121,829
Income Taxes Payable	157,726
Deferred Income Taxes	19,600
AGGREGATE INDEBTEDNESS	**$3,174,846**

CAPITAL REQUIREMENTS

Net Capital	$ 350,422
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required	211,656
NET CAPITAL EXCEEDING REQUIREMENTS	**$ 138,766**
EXCESS NET CAPITAL AT 1000 PERCENT	**$ 32,937**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**9.06 to 1**

Note: There are no material differences to report between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the net capital as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2007, as amended.

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

SHAREHOLDERS
James D. Honz, Gary K. Witt, Ronald J. Nebbia, Mark F. Duren, W. Reed Samson, Jeffrey L. Snyder, Patrick C. Knowles, Sandra A. Lane, Shawn A. Wederquist, Steven P. Kenney, William W. Kenedy, Stephen C. Irlbeck, Susan S. Krause, Michael B. Mowat, Thomas J. Helligso, Corey M. Watton, David F. Horner, Kelly J. Martinson, Peter A. Froelicher, James J. Tichota, Stacy L. Watson

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental information of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2008

END